UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

GLOBEIMMUNE, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

37957B100

(CUSIP Number)

July 8, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37957B100

1)	Names of Reporting Persons. CELGENE INTERNATIONAL INC.
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3)	SEC Use Only
4)	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	Sole Voting Power -0-
	6.	Shared Voting Power 467,452
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 467,452
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 467,452
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11)	Percent of Class Represented by Amount in Item 9 8.4%(1)
12)	Type of Reporting Person (See Instructions) CO

(1)	The percentage ownership is based on 5,585,982 shares of Common Stock outstanding as of July 8, 2014, which includes (i) 5,519,200 shares of Common Stock outstanding as of July 8, 2014, and (ii) 66,782 shares of Common Stock underlying a warrant held by Celgene International Inc. that is exercisable immediately (the “Warrant”).

CUSIP No. 37957B100

1)	Names of Reporting Persons. CELGENE CORPORATION
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3)	SEC Use Only
4)	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	Sole Voting Power 200,000
	6.	Shared Voting Power 467,452
	7.	Sole Dispositive Power 200,000
	8.	Shared Dispositive Power 467,452
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 667,452
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11)	Percent of Class Represented by Amount in Item 9 11.9% (1)
12)	Type of Reporting Person (See Instructions) CO

(1)	The percentage ownership is based on 5,585,982 shares of Common Stock outstanding as of July 8, 2014, which includes (i) 5,519,200 shares of Common Stock outstanding as of July 8, 2014, and (ii) 66,782 shares of Common Stock underlying the Warrant.

ITEM 1.

(A) NAME OF ISSUER:

GlobeImmune, Inc.

(B) ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICE:

1450 Infinite Drive, Louisville, Colorado 80027

ITEM 2.

(A) NAME OF PERSONS FILING:

Celgene International Inc. (“CII”)

Celgene Corporation (“Celgene”)

(B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR IF NONE, RESIDENCE:

86 Morris Avenue, Summit, New Jersey 07901

(C) CITIZENSHIP:

Delaware, U.S.A.

(D) TITLE OF CLASS OF SECURITIES:

Common Stock

(E) CUSIP NUMBER:

37957B100

ITEM 3. STATEMENT FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B) OR (C)

Not applicable.

ITEM 4. OWNERSHIP.

(a), (b) and (c) — The information contained on the cover pages to this Schedule 13G are incorporated herein by reference.

As of July 8, 2014, following the consummation of the Issuer’s initial public offering on such date, (i) CII shares beneficial ownership of 467,452 shares of Common Stock (including 66,782 shares of Common Stock underlying the Warrant), representing approximately 8.4% of the shares of Common Stock outstanding as of such date, (ii) Celgene shares beneficial ownership of 467,452 shares of Common Stock (including 66,782 shares of Common Stock underlying the Warrant), representing approximately 8.4% of the shares of Common Stock outstanding as of such date, and (iii) Celgene has sole beneficial ownership of 200,000 shares of Common Stock, representing approximately 3.6% of the shares of Common Stock outstanding as of such date.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10. CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 9, 2014

CELGENE INTERNATIONAL INC.

By:	/s/ Jonathan Biller
Jonathan Biller
Treasurer

CELGENE CORPORATION

By:	/s/ Perry Karsen
Perry Karsen
Executive Vice President and Chief Operations Officer